Avenue Therapeutics, Inc.

1111 Kane Concourse, Suite 301

Bay Harbor Islands, Florida 33154

VIA EDGAR

October 27, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	Avenue Therapeutics, Inc.

Registration Statement on Form S-1 (Reg. No. 333-274562)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on October 24, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement to 5:30 p.m. Eastern time on October 25, 2023, which request was subsequently modified by the Company’s counsel to request that the Registration Statement be declared effective as of 9:30 a.m. Eastern time on October 27, 2023. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-referenced Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

Avenue Therapeutics, Inc.

/s/ Alexandra MacLean
Name:	Alexandra MacLean
Title:	Chief Executive Officer

cc (via email):	Rakesh Gopalan and David Wolpa, McGuireWoods LLP

Barry Grossman, Sarah Williams, Matthew Bernstein, Ellenoff Grossman & Schole LLP

Eric Cheng, Maxim Group LLC